Exhibit 99.1

GERDAU S.A. Tax ID (CNPJ/ME): 33.611.500/0001-19 Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (“Company”), in accordance with CVM Resolution 23/2021 (“Resolution”), hereby informs its shareholders and the market that the Board of Directors of the Company approved the engagement of PricewaterhouseCoopers Auditores Independentes (“PwC”) as its independent registered public accounting firm for the fiscal year starting on January 1st, 2022, in accordance with current legislation.

PwC will replace KPMG Auditores Independentes (“KPMG”) in accordance with in the terms of article 31 of the Resolution, which requires the rotation of the independent auditors and has the consent of KPMG.

The Company also informs that its Board of Auditors (Conselho Fiscal) issued a favorable opinion regarding the engagement of PwC.

São Paulo, December 15th, 2021.

Harley Lorentz Scardoelli

Executive Vice-President

Investor Relations Officer